SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13G

                               (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FIELD PURSUANT
        TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                            (Amendment No. 3 )*

                       Wintrust Financial Corporation
--------------------------------------------------------------------------------
                              (Name of Issuer)


                                Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 97650W108
--------------------------------------------------------------------------------
                               (CUSIP Number)


                             December 31, 2000
--------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages)


                             Page 1 of 5 pages

-------------------------                            ---------------------------
CUSIP No.  97650W108                 13G                   Page 2 of 5  Pages
-------------------------                            ---------------------------


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    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Howard D. Adams
--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
    3        SEC USE ONLY


--------------------------------------------------------------------------------
    4        CITIZENSHIP OR PLACE OR ORGANIZATION
             U.S.A.

--------------------------------------------------------------------------------
                                   5   SOLE VOTING POWER

                                          199,842
                                  ----------------------------------------------
           NUMBER OF               6   SHARED VOTING POWER
            SHARES
         BENEFICIALLY                      29,463
           OWNED BY               ----------------------------------------------
             EACH                  7   SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                        199,842
             WITH                 ----------------------------------------------
                                   8   SHARED DISPOSITIVE POWER

                                           29,463
--------------------------------------------------------------------------------
   9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          229,305
--------------------------------------------------------------------------------
  10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

--------------------------------------------------------------------------------
  11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                          2.7%
--------------------------------------------------------------------------------
  12        TYPE OF REPORTING PERSON*

                             IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of 5 pages

Item 1   (a)      Name of Issuer:

                  Wintrust Financial Corporation
                  --------------------------------------------------------------

         (b)      Address of Issuer's Principal Executive Offices:

                  727 North Bank Lane
                  --------------------------------------------------------------

                  Lake Forest, Illinois 60045
                  --------------------------------------------------------------

Item    (a)       Name of Person Filing:

                  Howard D. Adams.

         (b)      Address of Principal Business Office:

                  The address of the principal business office of each of the above-named persons is:

                  570 Crabtree Lane
                  Lake Forest, Illinois 60045

         (c)      Citizenship:

                  U.S.A

         (d)      Title of Class of Securities:
                  Common Stock
                  ------------

         (e)      CUSIP Number:
                  97650W108
                  ------------

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         Not Applicable

         (a)    ( )    Broker or Dealer registered under Section 15 of the Act

         (b)    ( )    Bank as defined in Section 3(a)(6) of the Act

         (c)    ( )    Insurance Company as defined in Section 3(a)(19) of the
                       Act

         (d)    ( )    Investment Company registered under Section 8 of the
                       Investment Company Act

         (e)    ( )    Investment Adviser registered under Section 203 of the
                       Investment Advisers Act of 1940

         (f)    ( )    Employee Benefit Plan, Pension Fund which is subject to
                       the provisions of the Employee Retirement Income Security
                       Act of 1974 or Endowment Fund

         (g)    ( )    Parent Holding Company, in accordance withss.240.13d-1
                       (b)(1)(ii)(G)

         (h)    ( )    Group, in accordance withss.240.13d-1 (b)(1)(ii)(H)


                                Page 3 of 5 pages

Item 4  Ownership

         (a)       Amount Beneficially Owned   229,305 shares
                                               ---------------------------------

         (b)       Percent of Class            2.7 %
                                               ---------------------------------

         (c)       Number of shares as to which such person has:
                   (i)     Sole power to vote
                           or to direct the vote  199,842 shares*
                                                --------------------------------

                   (ii)    Shared power to vote
                           or to direct the vote  29,463 shares**
                                                 -------------------------------

                   (iii)   Sole power to dispose or
                           to direct the
                           disposition of          199,842 shares*
                                                  ------------------------------

                   (iv)    Shared power to dispose
                           or to direct the
                           disposition of           29,463 shares**
                                                  ------------------------------
                  -------------

                           * Includes 8,735 shares subject to currently
                  exercisable warrants. Also includes 27,137 shares held in trust for the benefit of Mr. Adams' son and 3,957 shares held in a charitable foundation with respect to which shares Mr. Adams disclaims beneficial ownership.

                           **       Reflects shares held by Mr. Adams' wife.

Item 5     Ownership of Five Percent or Less of a Class

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6     Ownership of More than Five Percent on Behalf of Another Person

                           Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not Applicable.

Item 8     Identification and Classification of Members of the Group

                           Not Applicable.

Item 9     Notice of Dissolution of Group

                           Not Applicable.

                            Page 4 of 5 pages

Item 10    Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Date: February 8, 2001

                                            /s/ Howard D. Adams
                                           -------------------------------------
                                           Howard D. Adams



                                Page 5 of 5 pages